TeXen Oil & Gas Inc.
2401 Fountain Drive, Suite 1008
Houston, Texas 77057

January 13, 2005

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:	Carrie Darling

Dear Sirs/Mesdames:

Re:	TeXen Oil & Gas Inc. File No. 333-107861 Registration Statement on Form SB-2 Filed April 6, 2004

                TeXen Oil & Gas Inc. (“TeXen”) hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the consent of the Securities and Exchange Commission to withdraw the registration statement on Form SB-2 filed by TeXen with the Securities and Exchange Commission on April 6, 2004 (the “Registration Statement”). The Registration Statement is being withdrawn due to the substantial lapse of time since the Registration Statement’s last filing and a re-evaluation of registration requirements of the offered shares described in the Registration Statement.

                There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Securities and Exchange Commission, and, to the best of our knowledge, none of TeXen’s securities were sold pursuant to the Registration Statement.

                TeXen requests that the Securities and Exchange Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

                If you have any questions or comments relating to this request for withdrawal, please contact William L. Macdonald, counsel for TeXen at (604) 643-3118.

Yours truly,

TEXEN OIL & GAS INC.

/s/ D. Elroy Fimrite

D. Elroy Fimrite
President and CEO